EMPLOYMENT AGREEMENT

Executed on this 24 day of February, 2020

Between:

Stratasys Ltd., No. 512607698, Address: 2 Holzman St., Rehovot, Israel (the “Company”)

And:

Yoav Zeif, Address: 8 Shtand St., Tel-Aviv, Israel (the “Executive”).

A. EMPLOYMENT AND COMPENSATION

1.

Commencement Date, Employment Period, Position and Reporting – The Executive’s employment pursuant to this Agreement shall commence on February 18, 2020, for an indefinite period of time, in the position of Chief Executive Officer. The Executive shall report to the Company's Board of Directors (the “Board”).

2.

Scope of Employment and Working Hours – The Executive shall be employed on a full-time basis. The Executive shall be in a management position which requires a special degree of personal trust, as defined in the Working Hours and Rest Law, 5711-1951. Therefore, the provisions of the aforementioned law shall not apply to Executive's employment conditions. The Executive acknowledges he shall be required to work beyond regular working hours, including late hours and during holidays and weekly rest hours, and Executive shall not be granted any other compensation for working on such hours. Executive acknowledges that the economic result of this provision has been taken into account by the parties for the purpose of determining the salary as detailed hereunder and Executive's decision to be engaged under this Agreement.

3.

Salary – The Executive will be entitled to a gross monthly salary of NIS 175,000 (the “Salary”) in respect of each month of employment.

The Salary shall serve as the sole basis for calculating pension rights and severance pay contributions, and it is specifically agreed that no other payments and benefits shall be considered as a basis for such calculation. The Salary shall be payable on such dates as required by law and in accordance with the Company’s standard payroll schedule, and will be subject to taxes and withholding required by law.

4.

Sign On Bonus/Relocation Grant – The Executive will be entitled to a signing bonus and relocation grant in the aggregate amount of US$300,000 to cover all relocation expenses from the United States of America to Israel as well as any other inducements for Executive to become the Chief Executive Officer of the Company, working out of the Company’s headquarters in Israel. No payment shall be payable in respect of any adverse tax consequences or other differentials in tax treatment that Executive may bear. Out of said US$300,000, the Executive shall repay to the Company the amount of US$100,000, if, within the first 12 months of employment with the Company, the Executive resigns other than for Good Reason (as defined in Appendix A attached hereto) or if the Executive's employment is terminated by the Company for Cause (as defined below), within 30 days of said resignation or termination as the case may be. For the avoidance of doubt, the Signing Bonus and Relocation Grant and/or any part thereof are not deemed to be part of Executive’s Salary for any purpose whatsoever including for calculating any benefits hereunder and social contributions. The amount will be paid in ILS on the February 2020 payroll paid on March 1, 2020 and the conversion of USD to ILS will be made at the time of payroll submission.

5.

Annual Bonus – The Executive will be entitled to an annual bonus within a sliding range of 50% and 150% of Executive's annual Salary based on the following principles: (i) at the low end of the range, 50% of Executive's annual Salary for achieving such minimum percentage threshold of the Company goals for a specific calendar year as so set forth by the Board that would entitle the other members of the Company’s senior executive team to a minimum cash bonus in respect of Company performance, increasing to (ii) 100% of Executive's annual Salary for achieving 100% of the Company goals for a specific calendar year as so set forth by the Board, and with (iii) up to an additional 50% of Executive's annual Salary (i.e., above the 100% thereof specified in the immediately preceding sub-clause (ii)), which additional amount would be for various degrees of overachievement of Company goals, and in the Board's discretion, and all in accordance with the Company's compensation policy. The annual bonus is based on Company targets and goals set forth in an annual bonus plan that shall be established by the Board per each calendar year. Both the targets and goals (that may include, profits, cash flow goals, gross margins, product introduction, year-over-year revenue growth, profitability improvement, etc.) and the degree of achievement of such targets and goals shall be determined by the Board in its sole discretion, and shall be conclusively binding on the parties. The provisions of this clause shall not be interpreted in any manner whatsoever as binding the Company to provide Executive such a bonus or right, unless Executive achieved the targets and goals set out in the plan as determined by the Board. For the avoidance of doubt, the Annual Bonus and/or any part thereof are not deemed to be part of Executive’s Salary for any purpose whatsoever including for calculating any benefits hereunder and social contributions.

1
Company: /s/ Lilach Payorski, CFO	Executive: /s/ Yoav Zeif

6.	RSU Grant and Special Upside Grant – The Executive shall be entitled to such grants as are specified in Appendix A attached hereto.
7.

Pension Rights, Disability Insurance and Severance Contributions – Beginning from the commencement date of employment hereunder the Company shall insure the Executive under a pension arrangement at the Executive’s choice (insurance fund, pension fund or a combination of both), according to the following rates and conditions:

7.1.

To the extent the Executive elects an insurance fund (the “Managers’ Insurance”) -according to the following components: (a) disability insurance with an insurer selected by the Company and in accordance with the conditions of the purchased policy, at a rate which would insure 75% of the Salary. The Company’s contribution shall be an amount equal to up to 2½% of the Salary; (b) the Company’s contribution towards severance shall be an amount equal to 8⅓% of the Salary; (c) the Company’s contribution towards pension shall be an amount equal to the difference between 6.5% of the Salary and the actual percentage of the Salary contributed towards disability insurance, provided that the Company’s contribution towards pension shall not be less than 5% of the Salary; (d) the Executive’s contribution towards pension shall be an amount equal to 6% of the Salary, which amount shall be deducted from the Salary and transferred to the Managers’ Insurance.

7.2.

To the extent the Executive elects a pension fund (the “Pension Fund”) - according to the following components: (a) the Company’s contributions towards severance shall be an amount equal to 8⅓% of the Salary; (b) the Company’s contribution towards pension shall be an amount equal to 6.5% of the Salary; (c) the Executive’s contribution towards pension shall be an amount equal to 6% of the Salary which, amount shall be deducted from the Salary and transferred to the pension fund.

Should the Executive fail to select a pension arrangement by the end of the second month following the commencement date of employment, the Company shall transfer the above mentioned contributions to the default fund according to law.

8.

Funds Release and “Section 14 arrangement” – The parties hereby adopt the provisions of the General Approval Regarding Payments by Employers to a Pension Fund and Insurance Fund in lieu of Severance Pay, as attached to this Agreement as Appendix B (the “General Approval”). The Company waives any right that it may have for the repayment of any monies paid by it to the Managers’ Insurance and/or the Pension Fund, unless the right of the Executive to severance has been revoked by a judicial decision, under Section 16 or 17 of the Severance Pay Law, 5723-1963 (to the extent of such revocation) or in case the Executive withdrew monies from the Pension Fund and/or the Managers’ Insurance for any reason other than death, disability or retirement at the age of sixty or thereafter. The Executive hereby acknowledges and confirms that the Company’s contributions towards the Managers’ Insurance and/or the Pension Fund are and shall be in lieu of any severance pay to which the Executive shall be entitled according to Section 14 of the Severance Pay Law, 5723-1963 and in accordance with the General Approval.

9.

Study Fund (“Keren Hishtalmut”) – The Company shall contribute to a Keren Hishtalmut of the Executive’s selection, on a monthly basis, an amount equal to 7.5% of the Salary and the Executive shall contribute to such Keren Hishtalmut an amount equal to 2.5% of the Salary, which amount shall be deducted from the Salary. The Executive hereby instructs the Company to transfer the Executive’s portion of such contributions to the selected Keren Hishtalmut. Amounts exceeding the maximum tax-exempt ceiling for Keren Hishtalmut contributions, shall be recognized as ordinary income for tax purposes on the date of their contribution to the selected Keren Hishtalmut.

2
Company: /s/ Lilach Payorski, CFO	Executive: /s/ Yoav Zeif

10.

Annual Vacation – The Executive will be entitled to 25 working days of annual vacation with respect to each year of employment. Vacation days according to the quota prescribed by Annual Leave Law, 5711-1951 (or any applicable expansion order), may be accumulated in accordance with law and subject to the Company’s procedures. The Company’s procedure as of the date of this Agreement enables the Executive to accumulate up to a maximum of 50 vacation days (the “Maximum Amount”). Any vacation days exceeding the Maximum Amount remaining unused, shall be forfeited with no compensation payable. Considering the Executive’s preferences to the extent reasonably practicable, the Company shall determine, in its sole discretion, the dates of the vacation. The Company may determine unified annual leave for its employees.

11.	Recuperation Pay – The Executive will be entitled to recuperation pay (d'mai havra'a') in accordance with applicable law.
12.

Sick Pay – The Executive will be entitled to Sick Pay in accordance with the provisions of the Sick Pay Law, 5736-1976 subject to submission of applicable sickness certificate as required by law, provided, however, that the Executive shall be entitled to full payment of the Salary as of the first day of the sick leave. The Executive shall notify the Company of the illness as soon as possible in accordance with the Executive’s medical condition. Such notice shall include, inter alia, the estimated period for which the Executive shall not be able to work.

13.

Car – In lieu of travel allowance, the Company shall provide the Executive with a Level 7 car (the “Car”). The Company shall bear the fixed and varied costs of the Car (registration costs, insurance, gasoline, oil and repairs) and toll road fees and the Executive shall bear the remaining costs, as well as usage value, tickets, fines of any kind, and other costs, in accordance with the Company’s policy or the lease agreement, as applicable. The Executive instructs the Company to deduct from the Salary all such costs and expenses related to the Car which the Executive is obligated to bear, as agreed herein. Executive shall: (i) take care of the Car; (ii) ensure the provisions and conditions of any insurance policy are observed (including the provisions with respect to the safeguarding of the Car and the age of the driver); (iii) use the Car in accordance with the Company’s policy; and (iv) return the Car to the Company on the date of final termination of employment for whatever reason, or upon the Company’s demand or the Company’s policy, together with the keys and all licenses and other documentation relating to the Car, in accordance to the Company’s policy and the lease agreement.

14.

Business Trips, Other Expenses – The Company will reimburse Executive for travel expenses reasonably necessary and incurred by Executive relating to business trips and lodging, and other related expenses incurred by Executive in connection with the activities performed by him. The reimbursements provided for in this section will be subject to the retention of receipts and other documentation satisfactory to the Company for such expenses, and pursuant to the Company’s policies and procedures, as in effect and as may be updated from time to time.

15.

Taxes and Compulsory Payments – All payments and benefits according to this Agreement are gross payments (including without limitation under Section 13 above). The Executive shall bear taxes and other compulsory payments according to law and the Company shall deduct taxes and compulsory payments as required under law.

16.

Notice Period – During the first 12 months of the Executive’s employment – the Agreement may be terminated by either party upon advance notice of 90 days, and, thereafter, upon advance notice of 180 days. Any notice regarding termination of employment shall be in writing however, in the event the Executive fails to provide a written notice of resignation, despite Company’s request for the same, the Company shall consider the Executive as having resigned upon the Executive having provided a clear and unequivocal notice.

Notwithstanding anything to the contrary in this Section 16, and without derogating from the Company’s rights according to the law, the Company may terminate the Executive’s employment without providing a notice period in each of the following circumstances each deemed to be “Cause”: (i) the Executive having breached his fiduciary duties or placed himself in a situation involving a conflict of interests, or conducted competing activities or breached any of his undertakings under Appendix C; (ii) the Executive’s material breach of this Agreement and/or the Company's Code of Ethics; provided, however, that the Executive has not cured such breach (if remediable) within 5 days following a written notice sent to the Executive by the Company; (iii) the Executive’s indictment for a criminal offense (other than an offense for which a fine is imposed) or a recommendation to file such an indictment or the Executive’s involvement in sexual harassment of another employee or third party in connection with his employment; (iv) the Executive’s intentional damaging of the Company’s property or reputation; or (vi) any other circumstances under which the Executive may be terminated without prior written notice under any applicable law.

3
Company: /s/ Lilach Payorski, CFO	Executive: /s/ Yoav Zeif

Unless otherwise determined by the Company, in its sole discretion, during the notice period the Executive shall cooperate with the Company and exercise the Executive’s best efforts to assist in the integration into the Company of the person or persons who will assume the Executive’s responsibilities.

17.

Retirement/Adjustment Payment – In the event of termination of Executive's employment by the Company, for any reason - other than in the event of (i) termination for Cause (as defined in section 16 above) or (ii) a violation by the Executive of the Undertaking attached hereto as Appendix C; and in the event of termination of Executive's employment by the Executive for Good Reason (which was not remedied by the Company as contemplated in the definition of Good Reason under Appendix A attached hereto) – the Executive shall be entitled, in addition to any payment due to him upon termination of employment, by law and/or by the provisions of this Agreement, to a retirement/adjustment payment equal to six (6) months' Salary, to be paid in a lump sum payment following the date of termination of employment.

B. EXECUTIVE’S REPRESENTATIONS AND UNDERTAKINGS

The Executive represents and undertakes that:

18.	In fulfilling Executive’s role, the Executive shall devote his full time, attention, skill, and effort to the performance of the Executive’s obligations to the Company.
19.	Executive shall comply with the Company's policies and procedures, as shall be in effect from time to time including without limitation the Company's Code of Conduct.
20.

As an integral part and as a condition for signing this Agreement, the Executive shall sign the Non-Disclosure, Unfair Competition and Ownership of Inventions Undertaking in favor of the Company, attached hereto as Appendix C.

21.

All representations provided by the Executive to the Company (directly or through any recruitment source) are complete and accurate and the Executive reveled to the Company all relevant information required in order to reach a decision regarding entering into this Agreement.

22.

The Executive has the ability, qualifications and knowledge required to perform the Executive’s obligations under this Agreement and does not suffer from any physical or mental health issues which prevent or have an unreasonable influence, on the Executive’s ability to fulfill his position and undertakings under this Agreement.

23.

As long as the Executive is employed by the Company, the Executive shall not work in any other work, shall not engage in any other employment or business activity and shall not fulfill any role for any such person or entity whatsoever, whether or not for compensation, without a prior written consent of the Board. By accepting employment, the Executive confirms to the Company that Executive has no contractual commitments, legal or other obligations that would prohibit him from performing his duties for the Company. For the avoidance of doubt, Executive has informed Company that Executive serves as a director in Verticanna Ltd. (“Verticanna”), a startup company in which Executive has invested and intends to continue doing so. Based on Executive's confirmation that Verticanna does and will not compete with the business of the Company and that Executive's involvement requires very limited time resources, notwithstanding the foregoing, Executive shall be entitled, as long as there is no change in the aforementioned circumstances, to continue and hold this position during the term of his employment without the need of obtaining a separate approval of the Board. The Executive shall immediately inform the Board of any changes in the above circumstances, in which case the Board may revoke its consent to the Executive's involvement with Verticanna.

24.

The Executive is not subject to any other undertaking or agreements restricting or preventing the Executive from entering into in this Agreement and fulfilling the Executive’s obligations hereunder. By signing this Agreement and fulfilling his position, the Executive is not and shall not, be in breach of or in conflict with: (i) rights of Executive’s former employer(s) (or their related entities), or any of Executive’s obligations towards them; or (ii) Executive’s obligations under any other document to which the Executive is a party or is otherwise bound.

4
Company: /s/ Lilach Payorski, CFO	Executive: /s/ Yoav Zeif

25.

The Executive shall inform the Company of any matter in which the Executive (or the Executive’s immediate family) has or may have, a personal interest, or which may give rise to a conflict of interest with the Executive’s position and employment in the Company, immediately upon first becoming aware thereof.

26.

The Executive shall not receive any benefit from any third party, directly or indirectly in connection with the Executive’s employment. In the event the Executive breaches this undertaking, without derogating from any of the Company’s rights, such benefit or its value shall become the sole property of the Company and the Executive hereby authorizes the Company to deduct the value of such benefit from any payment to which the Executive may be entitled. This section does not apply to gifts or benefits with insignificant value.

27.	The Executive agrees that the Executive will be required to travel extensively abroad as part of Executive’s position, especially given the Company’s global operations and markets.
28.

The Executive acknowledges that the Company’s facilities are covered by security cameras, the locations of which have been identified to the Executive. The location of the cameras may change from time to time. The use of cameras in the Company’s facilities is for security purpose and such cameras shall not be used for monitoring personal workspaces (except in cases permitted by law).

29.

For the performance of the Executive’s duties, the Company may allow the Executive to use the Company’s computer equipment and systems, including software, hardware, email solutions and mobile phone (the “Computers”). Subject to the Company’s policies, the Executive may be entitled to make reasonable personal use of the Computers, provided that (i) the Executive may not store personal files on the Computers (except on folders clearly labeled by the Executive as “Personal”), though the Executive may store on the mobile phone, files with a clear personal nature; and (ii) the Executive may not store the Company’s files on personal or external storage space.

The email account provided to the Executive is strictly a professional one and shall be strictly used for professional matters. For personal matters the Executive may use external email services (such as Gmail).

The Executive acknowledges and agrees as follows: (i) the Company may allow others to use the Computers; (ii) to protect the Company’s legitimate interests, the Company may monitor the activity on the Computers and on the professional email account, including usage habits and content of emails and internet files, which shall be admissible as evidence in any legal proceedings; and (iii) in light of the Executive’s undertakings above, the Executive shall have no right to privacy in any content of the Computers, except with respect to folders clearly labeled by the Executive as “Personal”.

30.

The Executive acknowledges and agrees that, given the Company's securities are in the hands of the public and pursuant to United States securities laws, the terms of his employment shall be made publicly available. In addition and without derogating from the preceding sentence, the Executive acknowledges and agrees that information related to the Executive and the Executive’s terms of employment at the Company, as shall be received and held by the Company (or anyone on the Company’s behalf) from time to time, may be transferred to third parties, including those located abroad, subject to: (a) that such transfer shall be made only in order for the Company to comply with any relevant legal requirements or due to business purposes of the Company (including transactions in which it is involved) or due to the Company’s operation and fulfilment of its obligations; (b) that the transferred information shall be limited to the reasonable and necessary scope; and (c) that the receiver of the information shall undertake, to the extent possible, to preserve the privacy of the information, at least at the same level of privacy maintained by the Company with respect thereto, including undertaking to preserve the information in accordance with the relevant law.

31.

The Executive waives any lien on the Company’s assets, including the Computers and any other asset made available to the Executive. The Executive shall return to the Company all of the Company’s equipment in his possession (including car, mobile phone and computer) within 7 days following the Company’s demand or prior to any unpaid leave (if requested) and no later than the day of termination of the employer-employee relationship.

5
Company: /s/ Lilach Payorski, CFO	Executive: /s/ Yoav Zeif

C. GENERAL PROVISIONS

32.

Nothing herein shall derogate from any right the Executive may have, in accordance with any law, expansion order, collective bargaining agreement, employment agreement or any other agreement with respect to the terms of Executive’s employment.

33.

This Agreement and all Appendices attached hereto constitute the entire agreement between the parties and supersede all prior agreements, proposals, understandings, correspondences, conversations and arrangements (including the Employment Offer Letter signed by both of the parties on December 16, 2019), if any, whether oral or written, between the parties hereto with respect to the Executive’s employment and the subject matter hereof. This Agreement may be amended, supplemented or modified only by a written instrument duly signed by or on behalf of each party hereto. Any reference in this Agreement to a policy of the Company shall refer to such policy as may be valid from time to time.

34.	This Agreement or any right, claim or obligation provided herein may be assigned or transferred by the Company. The Executive may not assign or transfer its rights or obligations under this Agreement.
35.

Notices in connection with this Agreement must be sent via registered mail, email or personal delivery to the address set forth in the preamble to this Agreement or to such other address a party has informed or to other address known as the address of that party. Such notice shall be deemed given after four (4) business days, if sent via registered mail; after one (1) day if sent by email so long as a computerized automatic “received” approval (delivery receipt) was sent by the email server; at the time of delivery if sent by personal delivery.

IN WITNESS WHEREOF, the parties have signed:

Executive acknowledges that he: (1) has read and fully understood all the provisions of this Agreement and its appendices; (2) was given a reasonable opportunity to consult with third parties, including attorneys; (3) is signing this Agreement of his own free will and with his full consent.

Company:	Executive:
/s/ Lilach Payorski, CFO	/s/ Yoav Zeif
Chief Financial Officer
6

APPENDIX A – RSUs and Special Upside Grant

I.	RSU Grant

The Executive shall be entitled to annual grants to purchase Restricted Stock Units of the Company (the “RSUs”) in such number of RSUs specified as follows: (i) in respect of the grant for the first year of employment, (a) if the Announcement Benchmark Price is equal to US$20 or above, then Executive shall be granted such number of RSUs equal in value to US$1.2 million (i.e., by dividing the dollar value by the applicable Grant Date Share Price) and (b) if the Announcement Benchmark Price is less than US$20, then Executive shall be granted such number of RSUs equal in value to US$800,000 but not more than 55,000 RSUs and (ii) in respect of the grant in subsequent years of employment, (a) if the Grant Date Share Price is equal to US$20 or above, then Executive shall be granted such number of RSUs equal in value to US$1.2 million and (b) if the Grant Date Share Price is less than $20, then Executive shall be granted that year such number of RSUs equal in value to US$800,000 but not more than 55,000 RSUs. Two-thirds 2/3 of the RSUs shall be subject to 4-year time vesting, under the schedule of the terms of the ESOP (over a four year period, with a one year "cliff" and thereafter 12 quarterly vesting periods) ("Time-Vested RSUs") and the remaining 1/3 of the RSUs shall be subject to multi-year performance metrics that cover not more than four (4) calendar years, such as Company revenues, profits, cash flow goals, gross margin, product introductions, year-over-year revenue growth, profitability improvement, etc. as shall be set by the Board ("Performance-Vested RSUs"). Vested RSU may be exercised by payment of the par value only of and for each share underlying such RSU.

"Grant Date Share Price" means the average of the closing prices for the Ordinary Shares as reported by the Nasdaq Stock Market or the principal national securities exchange upon which the Ordinary Shares are listed or traded during the 30-day period prior to the date of grant.

Upon the occurrence of a Double Trigger (as defined below), the entire then-outstanding unvested portion of the Time-Vested RSUs shall automatically accelerate and become fully vested.

“Double Trigger” means the consummation by the Company of: (i) a merger, consolidation, share purchase or similar corporate transaction as a result of which at its closing shares of the Company are issued or exchanged, or converted into cash, securities or other property of another corporate entity, such that persons (in the case of a merger, consolidation or similar corporate transaction) or a person or a group of persons acting in concert (in the case of a share purchase) who held less than the majority of the Company's issued and outstanding shares immediately prior to said transaction hold a majority of the issued and outstanding shares in the Company as a result of said transaction, or (ii) a sale of all or substantially all of the assets of the Company to another entity which is not controlling, controlled by or under common control with the Company (the “Successor Entity”) (each of sub-clauses (i) and (ii), a “Change of Control Trigger”), and, following such Change of Control Trigger, there is a second trigger event, being any of the following: (a) with respect to a Change of Control Trigger under clause (i), Executive's employment is terminated by the Company without Cause or Executive resigns from the Company for Good Reason (as defined below) within 12 months of closing of said transaction; or (b) with respect to a Change of Control Trigger under clause (ii), (A) prior to the closing of said sale, either (y) the Successor Entity does not offer Executive continued employment with the Successor Entity on terms no less favorable for Executive than those offered to Executive under this Agreement, or (z) Executive does not agree to continued employment with the Successor Entity, or (B) if the Successor Entity and Executive agree to Executive's continued employment with the Successor Entity following the closing of such sale and, within 12 months of closing of said sale, either Executive's employment is terminated by the Successor Entity without Cause or Executive resign from the Successor Entity for Good Reason.

“Good Reason” means the occurrence, without Executive's consent, of: (i) a material reduction in Executive's compensation terms, taken as a whole; (ii) a material reduction in the scope of Executive's authorities and responsibilities under this Agreement; (iii) a change in Executive's position from CEO (or equivalent title) to a lesser position; (iv) a requirement to relocate outside Israel, or (v) any circumstances which under applicable law would allow an employee to terminate employment with such termination being treated as termination by employer, after which, in any case, Executive has given notice of Executive's voluntary termination of his employment with the Company for Good Reason no later than 90 days after the occurrence of such material reduction during which the Company shall be entitled to retract the decision that caused such material reduction in compensation terms or scope of authorities and responsibilities. In this paragraph, reference to the Company shall mean a Successor Entity, as the case may be.

7
Company: /s/ Lilach Payorski, CFO	Executive: /s/ Yoav Zeif

II.	Special Upside Grant

The Executive shall be entitled to a grant of options to purchase up to 300,000 Ordinary Shares of the Company (the “Special Upside Options” or “Options”). The Special Upside Options shall (i) be granted no later than 14 days after the Commencement Date pursuant and subject to the terms of the ESOP (as defined below), with a per-share exercise price equal to the fair market value of the Ordinary Shares which shall be the average of the closing prices for the Ordinary Shares as reported by the Nasdaq Stock Market or the principal national securities exchange upon which the Ordinary Shares are listed or traded during the 30-day period following the Commencement Date (the “FMV”), and (ii) vest and become exercisable under the following schedule:

i.

First-Tier Special Upside Options. In the event that the closing price for the Ordinary Shares as reported by the Nasdaq Stock Market or the principal national securities exchange upon which the Ordinary Shares are listed or traded is at least the First-Tier Price on average for any six consecutive month period after the Commencement Date (in respect of the First-Tier Special Upside Options under this sub-clause (i), the “First-Tier Six-Month Price Condition”), then up to 150,000 of the Special Upside Options shall vest, in equal installments of 18,750 each, over a period of the eight subsequent quarters of continuous employment, such that at the end of such eight quarter period all of 150,000 First-Tier Special Upside Options shall be deemed fully vested and exercisable, it being clarified, for avoidance of doubt, that any vested Options shall remain exercisable in accordance with the ESOP;

ii.

Second-Tier Special Upside Options. In the event that the closing price for the Ordinary Shares as reported by the Nasdaq Stock Market or the principal national securities exchange upon which the Ordinary Shares are listed or traded is at least Second-Tier Price on average for any six consecutive month period after the Commencement Date (in respect of the Second-Tier Special Upside Options under this sub-clause (ii), the “Second-Tier Six-Month Price Condition”), then an additional 150,000 of the Special Upside Options shall vest, in equal installments of 18,750 each, over a period of each of the eight subsequent quarters of continuous employment, such that at the end of such eight quarter period all of 150,000 Second- Tier Special Upside Options shall be deemed fully vested and exercisable, it being clarified, for avoidance of doubt, that any vested Options shall remain exercisable in accordance with the ESOP.

Special Acceleration for Special Upside Options. Upon the occurrence of a Double Trigger - with respect to the First-Tier Special Upside Options, the First-Tier Six-Month Price Condition shall deemed to have been achieved if in the Change of Control Trigger, the transaction reflects on the date of its closing a value of the Company or its assets (as the case may be) in excess of the market capitalization of the Company that would be reflected if the share price of each ordinary share of the Company were, on such date the First-Tier Price, the entire then-outstanding unvested portion of the First-Tier Special Upside Options shall automatically accelerate and become fully vested and immediately exercisable. The above shall apply mutatis mutandis, with respect to the Second-Tier Special Upside Options and the Second-Tier Six-Month Price Condition, for which the Second-Tier Price (instead of the First-Tier Price) will apply.

The “Announcement Benchmark Price” means the average of the closing prices for the Ordinary Shares as reported by the Nasdaq Stock Market or the principal national securities exchange upon which the Ordinary Shares are listed or traded during the 30-day period prior to the date of the public announcement by the Company of Executive's engagement by the Company.
"First-Tier Price" - US$10 above the Announcement Benchmark Price.
"Second-Tier Price" - US$20 above the Announcement Benchmark Price.

8
Company: /s/ Lilach Payorski, CFO	Executive: /s/ Yoav Zeif

General Terms and Conditions

The RSUs and Options as detailed above shall be issued under the capital gains trustee route of Section 102 of the Israeli Income Tax Ordinance, as permitted by law, under and subject to the terms of the 2012 Equity Incentive Plan of the Company (the “ESOP”), to the extent not inconsistent with the terms hereof, and are conditional upon execution of an equity award agreement in a form provided by the Company and all other required documents and agreements required by the Company (“Award Agreements”) that shall be consistent with the terms hereof. The Executive undertakes to take all actions and to sign all documents required, at the discretion of the Company, in order to give effect to and enforce the above terms and conditions. Any taxes and compulsory payments in connection with the RSUs and Options (including with respect to the grant, exercise or sale of the RSUs and Options or the shares receivable upon their vesting and exercise) shall be borne solely by the Executive. Notwithstanding any provision to the contrary under the ESOP (as may be amended) or to any Award Agreement (including any provision granting priority to the provisions of such Award Agreement): (i) the Committee or any other administrator shall not have the right or authority to adversely (to Executive) change the terms of any grant of RSUs or Options and Section 12.4 of the Plan (or any subsequent provision with similar effect) shall not apply; (ii) except in the event of termination for Cause, vesting shall continue until the end of the then applicable notice period (even if the Company elected to waive work during such notice period); and (iii) the Company shall exercise commercially reasonable efforts to allow for exercise of the Options on a cashless basis.

9
Company: /s/ Lilach Payorski, CFO	Executive: /s/ Yoav Zeif

APPENDIX B

General Approval Regarding Payments by Employers to a Pension Fund and Insurance Fund in lieu of Severance Pay

In accordance with the Severance Pay Law 5723-1963

By virtue of my authority under Section 14 of the Severance Pay Law 5723-1963 (hereinafter, the “Law”), I hereby confirm that payments made by an employer beginning on the date this authorization is publicized, for its employee, towards a comprehensive pension in a provident fund for benefit payments, which is not an insurance fund as implied in the Income Tax Regulations (Rules for Approving and Managing Provident Funds) 5724-1964 (hereinafter, a “Pension Fund”), or towards Managers’ Insurance that includes an option for benefit payments (hereinafter, an “Insurance Fund”) or a combination of payments towards a Pension Fund and an Insurance Fund (hereinafter, “Employer Payments”), shall be in lieu of the severance pay to which the said employee is entitled for the wages of which the said payments were paid and the period for which they were paid (hereinafter, the “Exempted Salary”), provided the following conditions shall be met:

1.	Employer Payments -
(a)

To a Pension Fund are not less than 14.33% of the Exempted Salary or 12% of the Exempted Salary if the employer pays for its employee, in addition to this, supplementary severance payments towards a Severance Pay Fund or an Insurance Fund in the name of the employee, at a rate of 2.33% of the Exempted Salary. If the employer does not pay the said 2.33% in addition to the 12%, its payments shall be only in lieu of 72% of the employee’s severance pay.

	(b)	To an Insurance Fund are not less than one of the following:
(1)

13 1/3% of the Exempted Salary, if the employer pays for its employee payments for additional monthly income support in case of employee’s inability to work, through a plan approved by the Supervisor for Capital Markets, Insurance and Savings in the Ministry of Finance, at a rate necessary to guarantee at least 75% of the Exempted Salary, or at a rate of 2 1/2% of the Exempted Salary, whichever is lower (hereinafter, “Loss of Work Capacity Insurance”).

(2)

11% of the Exempted Salary, if the employer paid an additional Payment for the Loss of Work Capacity Insurance, and in such case the employer’s payments shall be only in lieu of 72% of the employee’s severance pay. If, in addition to such payments, the employer has also paid payments for the supplement of severance pay to a Severance Pay Fund or an Insurance Fund under the name of the employee at a rate of 2 1/3% of the Exempted Salary, the employer’s payments shall be in lieu of 100% of the employee’s severance pay.

2.	Not later than three months from the commencement of the employer’s payments a written agreement shall be prepared between the employer and the employee, which shall include:
(a)

The employee’s agreement to an arrangement in accordance with this authorization, in wording that specifies the employer’s payments and the Pension Fund and the Insurance Fund, as relevant. The said agreement shall also include the wording of this authorization.

(b)

The employer’s prior waiver of any right it may have to a financial reimbursement for all or part of its payments, unless the employee’s right to severance pay is rescinded by a judicial decree by virtue of Sections 16 or 17 of the Law, or that the employee withdrew funds from the Pension Fund or from the Insurance Fund not for a qualifying incident. In this regard a “qualifying incident”- death, disability or retirement at the age of 60 or older.

	(c)	This authorization shall not derogate from the employee’s right to severance pay under the Law, collective agreement, expansion order or employment contract, for wages exceeding The Exempted Salary.

(-)
Eliyahu Yishai
Minister of Labor and Social Welfare

10
Company: /s/ Lilach Payorski, CFO	Executive: /s/ Yoav Zeif

APPENDIX C

THIS UNDERTAKING (“Undertaking”) is entered into as of the 24th day of February, 2020, by Yoav Zeif, ID no. 22406615, an individual residing at 8 Shtand St, Tel-Aviv, Israel, as at the commencement of employment, in Israel (the “Executive”).

WHEREAS	the Executive wishes to be employed by Stratasys Ltd., an Israeli company (the “Company”); and
WHEREAS	the Company wishes to employ the Executive, subject to his executing this Undertaking in the Company’s favor.

NOW, THEREFORE, the Executive undertakes and warrants towards the Company and any affiliate of the Company in Israel and outside of Israel which shall be hereinafter referred together under this Appendix as the “Company”, as follows:

1.	Confidential Information.
1.1.

The Executive acknowledges that he/she will have access to confidential and proprietary information, including information concerning activities of the Company and any of its affiliated companies, and that he/she will have access to technology regarding the product research and development, patents, copyrights, customers (including customer lists), marketing plans, strategies, forecasts, trade secrets, test results, formulae, processes, data, know-how, improvements, inventions, techniques and products (actual or planned) of the Company and any of its parent, subsidiary and affiliated companies. Such information in any form or media, whether documentary, written, oral or computer generated, shall be deemed to be and referred to herein as “Proprietary Information”.

1.2.

During the term of his/her employment or at any time after termination thereof for any reason, the Executive shall not disclose to any person or entity without the prior consent of the Company, except and to the extent as may be necessary in the ordinary course of performing his duties as the CEO of the Company and except and to the extent as may be required under any applicable law, regulation, judicial decision or determination of any governmental entity, any Proprietary Information, whether oral or in writing or in any other form, obtained by the Executive while in the employ of the Company (including, but not limited to, the processes and technologies utilized and to be utilized in the Company’s business, the methods and results of the Company’s research, technical or financial information, employment terms and conditions of the Executive and other Company employees or any other information or data relating to the business of the Company or any information with respect to any of the Company’s customers).

1.3.

Proprietary Information shall be deemed to include any and all proprietary information disclosed by or on behalf of the Company irrespective of form, but excluding information that has become a part of the public domain not as a result of a breach of this Undertaking by the Executive.

1.4.

The Executive agrees that all memoranda, books, notes, records (contained on any media whatsoever), charts, formulae, specifications, lists and other documents made, compiled, received, held or used by the Executive while in the employ of the Company, concerning any phase of the Company’s business or its trade secrets (the “Materials”), shall be the Company’s sole property and all originals or copies thereof shall be delivered by the Executive to the Company upon termination of the Executive’s employment or at any earlier or other time at the request of the Company, without the Executive retaining any copies thereof.

11
Company: /s/ Lilach Payorski, CFO	Executive: /s/ Yoav Zeif

2.	Unfair Competition and Solicitation.
2.1.

The Executive acknowledges that the provisions of this Undertaking are reasonable and necessary to legitimately protect the Company’s Proprietary Information, its property (including intellectual property) and its goodwill (the “Company’s Major Assets”). The Executive further acknowledges that he/she has carefully reviewed the provisions of this Undertaking, he/she fully understands the consequences thereof and he/she has assessed the respective advantages and disadvantages to him/her of entering into this Undertaking. In light of the above provisions, the Executive undertakes:

2.1.1.

That during the term of his/her employment in the Company and for a period of twelve (12) months thereafter, he/she shall not engage, establish, open or in any manner whatsoever become involved, directly or indirectly, either as an employee, owner, partner, agent, shareholder, director, consultant or otherwise, in any business, occupation, work or any other activity which is reasonably likely to involve or require the use of any of the Company's Major Assets.

2.1.2.

That during the term of his/her employment in the Company and for twelve (12) months thereafter, not to induce any employee of the Company or of any of its, parent subsidiary or affiliated companies to terminate such employee’s employment therewith.

3.	Ownership of Inventions.
3.1.

The Executive will notify and disclose to the Company, or any persons designated by it, all information, improvements, inventions, formulae, processes, techniques, know-how and data, whether or not patentable, related to the Company's business (which includes for the avoidance of doubt any business that incorporates any of the Company’s Proprietary Information), made or conceived or reduced to practice or learned by the Executive, either alone or jointly with others, during the Executive’s employment with the Company (including after hours, on weekends or during vacation time) (all such information, improvements, inventions, formulae, processes, techniques, know-how, and data are hereinafter referred to as the: “Inventions” or “Invention”) immediately upon discovery, receipt or invention as applicable.

3.2.

In the event that the Executive, for any reason, refrains from delivering the Invention upon grant of notice regarding the Invention, as described above, the Executive shall notify the Employer of the Invention and specify in such notice the date in which the Invention shall be delivered to the Company and the reason for delay in such delivery. The Invention shall be delivered as soon as possible thereinafter.

3.3.	Delivery of the notice and the Invention shall be in writing, supplemented with a detailed description of the Invention and the relevant documentation.
3.4.

The Executive agrees that all the Inventions shall be the sole property of the Company and its assignees, and the Company and its assignees shall be the sole owner of all patents and other rights in connection with such Inventions. The Executive hereby assigns to the Company any rights the Executive may have or acquire in such Inventions. In order to avoid any doubt, it is hereby clarified that a lack of response from the Company with respect to the notice of the Invention or of its delivery, shall not be considered a waiver of ownership of the Invention, and in any event the Invention shall remain the sole property of the Company.

3.5.

The Executive further agrees as to all such Inventions to assist the Company, or any persons designated by it, in reasonable way, and without imposing the Executive any monetary costs of any kind to obtain and from time to time enforce such inventions in any way including by way of patents over such Inventions in any and all countries, and to that effect the Executive will execute all documents for use in applying for and obtaining patents over and enforcing such Inventions, as the Company may desire, together with any assignments of such Inventions to the Company or persons or entities designated by it.

3.6.	The Executive shall not be entitled, with respect to all of the above, to any monetary consideration or any other consideration.
3.7.

Without limitation of the foregoing and for the avoidance of doubt, it is hereby clarified that the aforesaid in this sub-section shall also apply in respect to service inventions as defined in the Patents Law-1967 (hereinafter the “Patents Law”) and that the Executive irrevocably confirms that the Salary set forth in Appendix A of his/her employment agreement constitute full consideration for all service inventions in accordance to Section 134 of the Patent Law and he/she shall not be entitled to royalties and/or to any other payments or considerations beside his/her Salary for or in respect with the service invention and/or in respect to the above Invention and/or to any intellectual property outcome of his/her employment and/or in respect to the commercial use of the service invention/ Inventions and/or the products of the Inventions or his/her services to the Company. This section constitutes an Agreement for the purpose of section 134 of the Patents Law.

12
Company: /s/ Lilach Payorski, CFO	Executive: /s/ Yoav Zeif

4.	General.
4.1.

The Executive acknowledges that the provisions of this Undertaking serve as an integral part of the terms of his/her employment and reflect the reasonable requirements of the Company in order to protect its legitimate interests with respect to the subject matter hereof. If any provision of this Undertaking (including any sentence, clause or part thereof) shall be adjudicated to be invalid or unenforceable, such provision shall be deemed amended to delete therefrom the portion thus adjudicated to be invalid or unenforceable, such deletion to apply only with respect to the operation of such provision in the particular jurisdiction in which such adjudication is made. In addition, if any particular provision contained in this undertaking shall for any reason be held to be excessively broad as to duration, geographical scope, activity or subject, it shall be construed by limiting and reducing the scope of such provision so that the provision is enforceable to the fullest extent compatible with applicable law.

4.2.

The provisions of this Undertaking shall continue and remain in full force and effect following the termination of the employment relationship between the Company and the Executive for whatever reason. This Undertaking shall not serve in any manner as to derogate from any of the Executive’s obligations and liabilities under any applicable law.

Name of Executive:	Yoav Zeif

Signature:	/s/ Yoav Zeif

13
Company: /s/ Lilach Payorski, CFO	Executive: /s/ Yoav Zeif